Exhibit 1

ADDRESS TO SHAREHOLDERS
CHAIRMAN JOHN MORSCHEL
RINKER GROUP LIMITED AGM 2006

18 July 2006

I am delighted to be able to report that Rinker Group’s performance last year — our third as a separately-listed company — was again very pleasing, and we are looking forward to another solid year.

Before I begin, I want to point out the cautionary slide behind me regarding forward-looking statements. It highlights the fact that there are various risks that apply to Rinker and that may be made in the meeting today. Those of you familiar with US listed companies will recognise slides such as this one.

Profit after tax for the 12 months ended March rose 50% to US$740 million. This followed a 41% increase the previous year, and a 35% increase in the year ending March 2004.

Trading revenue last year increased 19% to over US$5.1 billion.

The new international accounting standards that Australia has adopted — IFRS — allow us to report our results only in US dollars. With 80% of our revenue coming from the US subsidiary, Rinker Materials, that is obviously the most sensible way to explain the group’s performance.

Return on shareholders’ equity or ROE — a very important measure for us — improved strongly from 19.4% to 27.6%.

This morning we released our results for the first quarter of the current year. Rinker’s rate of growth continues to be strong. Net profit for the three months was up 14% — or 28% on a like-for-like basis - that is, excluding the US$20 million net profit we made last year when we sold a depleted quarry in Las Vegas.

David Clarke will talk more about this later.

The charts on the left show you some measures of Rinker’s performance over the past six years.

Trading revenue has grown an average of 16% a year compound over that period, whilst earnings before interest and tax, depreciation and amortisation or EBITDA, has grown 24% a year.

Earnings Per Share have grown 34% a year.

This slide compares the performance of Rinker to other companies in the global construction materials industry.

The other firms are our major peers and we compete against most of them in various markets in either the US or Australia.

Rinker’s performamce has been strong, relative to our peers.

The next slide shows Return on Equity over the past 12 months.

We cannot compare ROE over five years because Rinker is only three years old. While we can determine some other measures over five or six years on a pro-forma basis — that is, as if we were a company like we are today — it is too difficult to measure equity in this way.

However, you can see that on both long and short term performance measures, Rinker has performed well against its global competitors.

In May, directors were very pleased to announce a 71% increase in the final dividend to 24 Australian cents per ordinary share.

For holders of our American Depositary Receipts, or ADRs — each of which represents five ordinary shares — the final dividend was equivalent to A$1.20.

This made a total dividend for the year of 38 Australian cents, or A$1.90 for ADR holders.

This is up 81% over the previous year and is in line with our dividend policy of targetting a payout ratio of around 35%.

Rinker’s annual dividends per share have increased 43% a year compound over the past four years.

As I said last year, the one downside to higher dividends is that we are no longer able to pay fully franked dividends — because so much of our profit now comes from the US.

The final dividend this year was 60% franked.

In addition to the significant increase in the ordinary dividend, we were able to reward our shareholders in other ways.

Firstly, we declared a 40 cent special dividend per ordinary share, paid on the fourth of July. This was unfranked.

Second, we proposed a 50 cent capital return per ordinary share. This is subject to shareholder approval and will be voted on later today.

For ADR holders, the amounts are the equivalent of A$2 plus A$2.50 per ADR.

This would make a total additional payout to shareholders of A$819 million.

We would have preferred to give shareholders the full 90 cents a share as a capital return — rather than split it into a 50 cent return and a 40 cent special dividend.

However, this was not possible.

The capital return required approval from the Australian Tax Office, which has a discretionary power in regard to how much they will allow as a return of capital. In our case they would only allow a maximum of 50 cents a share.

So we decided to return the other 40 cents as a special dividend.

Whilst we are very pleased to be able to reward shareholders in this way, our strong preference and strategic priority is growth through value adding acquisitions and the further development of our base business.

However, value-adding acquisitions that meet our strategic objectives have been hard to find in the past couple of years — while our high levels of cash flow have been increasing.

Last year, our free cash flow -— that is, the cash available to pay down debt, to invest in development projects or acquisitions, or to pay dividends — was almost US$680 million.

Meanwhile, our debt has been falling rapidly and our balance sheet is heavily undergeared.

As at the end of June this year, our net debt was only US$253 million.

Our gearing or leverage — measured as net debt over net debt plus equity — was 9.3%.

And our EBIT interest cover — that is the number of times our profit before interest and tax could pay our interest bill — was 85 times.

At the rate we are generating cash, we would be debt free this year — which is not the best way to use our capital.

So the quickest and simplest way to restore our leverage and utilise our cash was the capital return and special dividend.

Assuming the capital return is approved, Rinker’s gearing will move to around 32%. This is a significant improvement. However, it is still well below our target of around 40% to 45%…and with our strong cash flows, it would soon fall again.

As a result, we have decided to initiate a new, on-market buyback of up to five per cent of Rinker’s shares over 12 months. We plan to commence buying back stock once the proposed capital return is paid.

A buyback is not only a useful capital management tool, that will help move our leverage further towards our target range. It is also a sensible and attractive investment option for us.

As always, the buyback will remain subject to large acquisitions.

Rinker is a growth company and our strong preference is to utilise our capital to deliver value-adding growth — both through the development of new plants and quarries, and through acquisitions.

The climate for acquisitions may be improving with the current weakness in the stockmarket.

Even after all of the capital management initiatives I have mentioned, our financial capacity is strong and we are well-positioned to capitalise on any value-adding opportunities as they arise.

I can also assure you that we will continue to be disciplined in our investment process.

David Clarke and his management team are very focused on this and he will talk more about it later.

In mid-May, we saw the beginnings of a sharemarket correction around the world, prompted by concerns about inflation and US interest rates.

Rinker’s share price fell roughly in line with the average of our global industry peer group.

Investors prefer share prices to keep moving up—but the silver lining in this correction is that it may mean more acquisition opportunities for Rinker.

Vendors may be more inclined to sell if they think asset prices have stabilised.

The past year has been an extremely busy one for the Board and I would like to thank my fellow directors for their contribution and commitment over that time.

It is a small board, which functions well, and has the flexibility we need to function effectively across two continents.

We were delighted to appoint Jack Thompson as a director in May. He has extensive experience as a well-respected Chief Executive in the mining industry. He is an American but has also spent time working in Australia. Jack will be a valued member of the board.

The board remains very focused on corporate governance and I can assure you that it is always high on our agenda.

We have worked hard to build a solid framework of board charters, codes of conduct and numerous policies and practices — which outline our approach to corporate governance and the standards we expect. These are available in the Annual Report and on our website.

The third independent performance review of the board was completed in April. It recorded no major issues or concerns that required attention.

Matters canvassed during the review included:

➢             The effectiveness of the board and its committees

➢             The contribution of individual directors

➢             The effectiveness of the chairman in leading the board

➢             The quality of debate and discussion at board meetings

➢             The relationship between non-executive directors and management

➢             The blend of skills and experience on the board, and

➢             The quality and timeliness of board agendas and secretarial support.

At this point I would like to pay tribute to our company secretary and general counsel, Peter Abraham, who has decided to retire later this year after 27 years service with firstly CSR, prior to the demerger, and subsequently with Rinker. This will therefore be Peter’s last AGM.

On behalf of the directors, I would like to thank Peter for his outstanding contribution to the Company and especially the board .

Peter has also been a tremendous support to me personally over this period and I will greatly miss his counsel and assistance.

Peter has had a large involvement in the preparation of our annual reports over the years — and I thought that shareholders would be interested to know that the 2005 Rinker Annual Report was the recipient of a gold award in the Annual Report Awards.

It was also one of four finalists for Report of the Year and the Corporate Governance Award.

This is the third consecutive year that the annual report has included a detailed Remuneration Report — and we are submitting it for your vote again this morning.

We listened to the concerns expressed by some shareholders last year and have amended aspects of our remuneration policy — specifically, the vesting of our long term performance incentive.

Corporate sustainability is a hot topic these days, and I would like to explain Rinker’s view on this issue. Some proponents are seeking the establishment of all sorts of expensive bureaucracies and reporting processes in order to demonstrate a commitment to it.

For Rinker, sustainability is something that we consider on the Board day in, day out. Sustainability means managing your behaviours and actions to remain in business for the long term.

The way we look at it — it is risk management. Will your company continue to operate or won’t it? If you do this or don’t do that, what risk eventuates? What impact will that have on your ability to stay in business? And to keep your people employed and motivated, and to keep generating returns over the long term for you, our shareholders.

This means we must protect our people at work every day, we must protect and restore the environment, we must maintain positive relationships with our communities and we must strive to maintain the highest standards of integrity within the company. We cannot take shortcuts on any of these issues.

We don’t have a special committee on the Board to consider sustainability. We have seven directors who must and do take this into account with every decision that we make. It is a whole-of-board approach and it influences our thinking and our decisions every day.

Finally, I would like to comment briefly on the outlook for the current year.

We have renewed our guidance this morning and we continue to expect the same level of growth that we forecast in May when we released our annual results. That is, an increase of 13% to 21% in Earnings Per Share—that is excluding divestments and prior to the various capital management initiatives we have proposed and announced.

In both the US and Australia, we expect housing to weaken further but we expect non-residential and infrastructure construction activity—combined with price increases and a comprehensive cost savings program—to offset the housing slowdown.

So, in conclusion, Rinker continues to deliver solid growth across its operations. The current year is on track for further growth.

The company has a consistent, strong performance record, excellent market positions, a strong balance sheet and cash flows, and a commitment to all aspects of sustainability that should see us maintain our performance for the long term.

On behalf of the board, I would like to thank each of you, our shareholders, for continuing to invest in Rinker.

Thanks also to David and his management team, and all of our Rinker people, for their ongoing commitment and hard work.

Finally, before I hand over to David, I would like to give a word of warning to our small shareholders. Last week, a law firm, acting on behalf of a company called ‘Direct Share Purchasing Corporation Pty Ltd’ wrote to Rinker requesting a copy of our share register.

Unfortunately, under the Corporations Act, they are entitled to do this.

We understand that this company is associated with a Mr David Tweed, and it is possible that offers may be made to purchase your Rinker shares at a price substantially below their market value.

If you do receive such an offer, please check it carefully. It distresses me greatly that shareholders may unknowingly accept an offer that substantially undervalues their holding. Please be careful.

Now I will hand over to David. Thank you.

Notes:

1   Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
	31 March	31 March
As At and Year ended	2006	2005
Net profit attributable to members of Rinker Group Limited	740.2	493.2
Equity attributable to members of Rinker Group Limited	2,678.2	2,543.8
ROE	27.6%	19.4%

2   Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ million
	31 March	31 March
Year ended	2006	2005
Profit before finance and income tax expense	1,145.6	775.1
Depreciation and amortisation	208.9	195.0
Net income tax paid	(360.8)	(231.1)
Change in working capital	(74.4)	(86.9)
(Profit) loss on asset sales	(58.9)	3.2
Interest received	22.4	20.8
Other	59.6	2.7
Net cash from operating activities	942.4	678.8
Operating capital expenditure	(197.9)	(193.3)
Interest paid	(43.2)	(49.2)
Payments for shares held in trust	(22.7)	(19.4)
Free Cash Flow	678.6	416.9

Operating capital expenditure	(197.9)	(193.3)
Development capital expenditure	(185.8)	(87.8)
Total purchase of property, plant and equipment	(383.7)	(281.1)
Purchase of businesses	(160.8)	(33.2)
Total capital expenditure	(544.5)	(314.3)

3   Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash and cash equivalents.

	US$ million
	30 June	31 March
As at	2006	2006
Current borrowings	5.0	5.4
Non-current borrowings	832.0	645.2
Less: cash and cash equivalents	(583.8)	(289.1)
Net Debt	253.2	361.5

4   Reconciliation of Gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	US$ million
	30 June	31 March
As at	2006	2006
Net Debt	253.2	361.5
Equity	2,467.3	2,687.3
Gearing/leverage (Net Debt/Equity)	10.3%	13.5%
Gearing/leverage (Net Debt/Net Debt plus Equity)	9.3%	11.9%

5   Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

	US$ million
	30 June	30 June
Year ended	2006	2005
Interest expense	33.2	43.8
Interest income	(19.3)	(23.9)
Net interest expense	13.9	19.9
EBIT (for last 12 months)	1,185.0	877.2
EBIT Interest Cover [times] (for last 12 months)	85.0	44.1